WOODSIDE
AUSTRALIAN ENERGY

03 OCT -2 AM 7:21

16 September 2003

03032461

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania PSC-B, Block 4 (Chinguetti-4-5), lodged with the Australian Stock Exchange on 16 September 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dw 10/2

82-2280

16 September 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Block 4
Chinguetti-4-5

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that at 00:00 hours on 16 September 2003 wireline evaluation logs were being acquired in the Chinguetti-4-5 combined appraisal and early development well.

Since the last report, blowout preventers were installed, 12¼ inch hole was drilled to the final total depth of 2,605 metres and the well was conditioned prior to the acquisition of wireline logs.

All reported depths are referenced to the rig rotary table and all reported times are UTC (also known as GMT).

Participants in the Area B PSC are as follows:	**Area B (Chinguetti)**
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

KAREN LANGE
Company Secretary